Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM ACQUIRES FIBERBLAZE,
CUTTING-EDGE APPLICATION
ACCELERATION COMPANY

KFAR SAVA, Israel - December 10, 2014, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has signed and closed the acquisition of Fiberblaze A/S, a privately-held Denmark-based provider of high performance application acceleration solutions for the mobile, telecommunication, network monitoring, cyber security, financial and related industries.

Silicom has agreed to pay Fiberblaze’s stockholders approximately $10 million in cash, subject to certain adjustments, and additional consideration subject to the attainment of certain future performance milestones. The transaction has been approved by the Boards of Directors of both companies. Silicom expects the acquisition to be accretive to earnings per share on a non-GAAP basis.

“We are excited to bring the superb Fiberblaze team into the Silicom family, a synergistic move that will enhance our technology, extend our product lines, expand our Total Addressable Market (TAM) and diversify our customer base,” commented Mr. Shaike Orbach, Silicom’s President and CEO.

“We intend to continue building out Fiberblaze’s existing profitable business, to implement its groundbreaking technologies in our existing product lines, and to begin working on additional new products needed by industries challenged to keep up with the tsunami of data traffic. We are confident that this will enable us to continue deepening our relationships with our current top-tier customers while also opening the door to new relationships, thereby growing our sales and profits to the next level.”

Fiberblaze’s products and core technologies are highly complementary with Silicom’s and do not compete with them. Fiberblaze’s proprietary technologies focus on the implementation of FPGA (Field Programmable Gate Arrays) in network cards, including the programming needed to achieve line-speed data processing with ultra-low latency. These features are required in Network Monitoring/Capture/Analysis solutions for telecommunications, Lawful Interception, data centers and the Algorithmic HFT (High Frequency Trading) niche of the financial service market, as well as the emerging mobile OSS/BSS market segments.

Nikolaj Hermann, Fiberblaze’s CEO, added, “We are excited to join our two teams together – a strategic step forward that will enable us to reach far beyond the limits of what we have been able to achieve so far. We believe the enhanced momentum of our larger group will result in accelerated growth that will create benefit for our employees, shareholders and customers.”

Mr. Orbach concluded, “We believe this acquisition will strengthen our leadership position in the network appliances industry while expanding our technology and product offerings in the fast-growing data center, network monitoring, telecommunications, cyber security and ultra-low latency HFT markets.”

In carrying out the transaction, Silicom was represented by Yigal Arnon & Co and Fiberblaze was represented by Accura.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

About Fiberblaze

Founded in 2008, Fiberblaze is a Denmark-based developer of application acceleration solutions for the telecommunications and financial industries. Fiberblaze’s flexible embedded network processing subsystems are typically used in data-traffic heavy applications such as Network Operational Support Systems (OSS), Electronic Trading, Test & Measurement (T&M), and Lawful Intercept.

For more information, please visit: www.fiberblaze.com

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com